FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of October, 2022 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(7): Yes ☐ No ☒

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. Press Release regarding January - September 2022 Results

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 1 Santander reports attributable profit of €7,316 million for the first nine months of 2022, up 25% Earnings per share increased by 31% year-on-year on a statutory basis, supported by strong profitability (RoTE of 13.6%). TNAV plus cash dividend per share increased by 11% Cost of risk, at 0.86%, is on track to meet full-year guidance, reflecting prudent risk management, while capital remains above 12% Madrid, 26 October 2022 - PRESS RELEASE • The group has seen solid growth in customer activity in the first nine months of 2022, with loans and deposits growing by 7% and 6% respectively in constant euros (i.e. excluding currency movements), and total revenue increasing by 5% on the same basis. • Connectivity across the group continued to drive both revenue growth and cost efficiency, with global businesses performing well and a particularly strong performance in CIB. • Inflationary effects led to an overall increase in costs (+6% in constant euros), however, in real terms, costs fell by 5% as the bank continued to improve productivity across markets. The cost to income ratio was 45.5%, placing Santander among the most efficient banks in its peer group. • Loan-loss provisions increased by 17% in constant euros, due in part to the release of provisions in the second quarter of 2021, as well as a further normalization in provisions in the US. • Santander’s diversification remains key to the bank’s resilience and profitability, with all regions (Europe, North America, South America) and Digital Consumer Bank delivering strong returns and growth in customers, loans and deposits. • In the third quarter alone, attributable profit was €2,422, up 11% year-on-year (+2% in constant euros). • Santander’s balance sheet remained robust and the group’s fully-loaded CET1 capital ratio stood at 12.10% at the end of September 2022, above the group’s capital target. • Santander is on track to achieve its revenue, profitability and capital targets for the year, and expects to improve the 2021 efficiency ratio and end the year close to its target despite inflationary pressures. The board remains committed to its 2022 shareholder remuneration policy to distribute approximately 40% of underlying profit, split approximately in equal parts in cash dividends and share buybacks1. Ana Botín, Banco Santander executive chair, said: “The group delivered another strong quarter, with revenues increasing and profitability remaining above target at 13.6% RoTE, supported by our rock-solid balance sheet. Our focus remains on supporting our customers and transforming our business - improving connectivity across the group and ensuring efficient capital allocation. As a result, we will continue improving profitability and shareholder returns. 1 The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals. Note: Reconciliation of underlying results to statutory results, available in the Alternative Performance Measures section of the financial report at santander.com.

We expect the macroeconomic environment to remain challenging as markets across Europe and North America adapt to levels of inflation not experienced in decades. Our team has proven experience in navigating these conditions successfully and we are confident revenue growth will offset cost inflation pressures and any increase in cost of risk.

We are confident that our consistent track record in increasing profitability, reaching a year-on-year EPS growth of 31%, will drive further increases in our TNAV and dividend per share, creating value for shareholders."

Underlying income statement(*)

EUR million

	9M'22	9M'22 vs 9M'21	9M'22 vs 9M'21 (ex FX)	Q3'22	Q3'22 vs Q3'21	Q3'22 vs Q3'21 (ex FX)
Total income	38,629	+12%	+5%	13,509	+13%	+6%
Operating expenses	-17,595	+12%	+6%	-6,160	+14%	+9%
Net operating income	21,034	+12%	+3%	7,349	+13%	+4%
Net loan-loss provisions	-7,491	+25%	+17%	-2,756	+24%	+14%
Profit before tax	11,761	+3%	-6%	3,846	+1%	-7%
Underlying profit	7,316	+15%	+5%	2,422	+11%	+2%
Net capital gains and provisions	0	-100%	-100%	0	--	--
Attributable profit	**7,316**	**+25%**	**+14%**	**2,422**	**+11%**	**+2%**

(*) Reconciliation of underlying results to statutory results, available in the Alternative Performance Measures section of the financial report at santander.com.

Underlying business performance

To allow a like-for-like comparison of underlying business performance, all variations are year-on-year and in constant euros (i.e. excluding currency movements) unless otherwise stated.

Banco Santander achieved an attributable profit of €7,316 million in the first nine months of 2022, up 25% in current euros versus the first nine months of 2021. Excluding the restructuring charges of €530 million in the same period of 2021, underlying profit was up 15% in current euros.

In the third quarter alone, attributable profit was €2,422 million, up 2% (+11% in current euros), including a net charge of €181 million as a result of the new Polish mortgage payment holiday regulations.

Profit before tax was €11,761 million, down 6% (+3% in current euros), while tax on profit in the period was €3,538 million, resulting in an effective tax rate of 30%.

The bank continued to see strong customer activity in the quarter despite market uncertainty. Customer funds reached a new high (€1.13 trillion, +4%) thanks to good growth in deposits (+6%). Total loans grew 7%, to €1.04 trillion, with mortgages and consumer lending up 7%, and commercial lending up 6%. The bank's loan book remains well diversified across both businesses lines and geographies, with 65% of total lending secured.

The group continued to grow its customer base, adding eight million customers in the last twelve months, taking the total to 159 million. The strong increase in digital adoption continued, with 56% of sales through online or mobile channels. The total number of customers using digital channels grew by more than three million to over 50 million for the first time.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

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Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 3 The strong activity, as well as an increase in central bank interest rates in the UK, the eurozone, Poland and elsewhere, supported an 8% increase in net interest income (+15% in current euros due to a strengthening in most currencies), with particularly strong growth in the UK (+12%), Poland (+104%), Mexico (+12%), and Argentina (+142%). Net fee income increased 7% (+14% in current euros) driven by higher volumes and improved activity. For example, card and points of sale turnover increased by 16% and 29%, respectively. Wealth Management & Insurance and Santander Corporate & Investment Banking (Santander CIB) also recorded significant growth. As a result, total revenue grew 5% (+12% in current euros) to €38,629 million, with net interest income and net fee income accounting for 97% of the group’s revenue, reflecting the quality of the group’s earnings. The sharp increase in inflation led to an overall rise in costs (+6%), however, in real terms costs fell by 5% as the bank continued to improve productivity and connectivity across markets. As a result, the cost-to-income ratio was 45.5% in the first nine months of 2022 (improving 0.1 percentage points versus the same period last year), placing Santander among the most efficient banks in its peer group. The group’s diversification continues to provide a strong foundation for growth. Underlying profit for the first nine months of the year grew 32% in Europe to €2,837 million and 6% in South America to €2,884 million, while it decreased 9% in North America (+2% in current euros) to €2,271 million due to the expected normalization in loan- loss provisions. Digital Consumer Bank’s underlying profit also grew strongly (+11%) to €908 million. Connectivity across the group continued to drive both revenue growth and cost efficiency. PagoNxt, for example, has increased revenues by 75%, while global businesses continued to do well, with particularly strong performance in Santander CIB, where underlying profit grew 36% to €2,364 million. The results led to a significant improvement across the group’s key profitability metrics, with a return on tangible equity (RoTE) of 13.6%, well above cost of capital, and earnings per share (EPS) of €0.409, up 31%. For full year 2022, Santander’s underlying RoTE target is to be above 13%. Tangible net asset value (TNAV) per share in September 2022 was €4.31. TNAV per share plus cash dividends per share paid in May 2022 and the one already announced for November 2022, a key measure of shareholder value creation, grew 11% in the last twelve months. The bank’s balance sheet remains robust, with the non-performing loan (NPL) ratio standing at 3.08%, down 10 basis points year-on-year thanks to the positive performance in Europe and Digital Consumer Bank, while the coverage ratio stood at 70%. Cost of risk was up 3 basis points in the quarter to 0.86% due to the increase in provisions, including additional provisions to cover macro uncertainties. In line with the bank’s strategy to deploy capital to the most profitable businesses, in the first nine months of 2022 Santander completed the acquisition of Santander Consumer USA minority interests in the US and Amherst Pierpont, the US market-leading independent fixed-income broker dealer. The bank has also announced that it intends to make tender offers to acquire all of the outstanding shares of Santander México it does not own, which amount to approximately 3.76% of that unit’s share capital. Santander maintained strong net organic capital generation in the quarter and the bank’s fully-loaded CET1 capital ratio stood at 12.10%. The group aims to maintain a fully-loaded CET1 of 12% going forward. In applying the shareholder remuneration policy for 2022, the board of directors approved the first interim distribution against 2022 results, which will be made in two parts: a cash dividend of €5.83 cents per share to be

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 4 paid from 2 November 2022 (20% higher than the equivalent in 2021), and a share buyback programme of up to €979 million, which is expected to start once the applicable regulatory approval has been obtained. As a result, the total remuneration of this first payment will exceed €1.9 billion (+16% compared to its equivalent in 2021) and represent approximately 40% of the underlying profit of the first half of 20222. Santander is on track to achieve its revenue (mid-single digit growth), profitability (RoTE above 13%) and capital (12%) targets for the year, while it expects to improve the 2021 efficiency ratio and end the year close to its target (45%) despite inflationary pressures. The board remains committed to generating returns for shareholders, including its nearly four million retail shareholders in Spain, the UK and elsewhere. As determined in its stated shareholder remuneration policy for 2022, it intends to return approximately 40% of underlying profit, split approximately in equal parts in cash dividend payments and share buybacks2. Santander is committed to supporting the transition to a green economy. It is the leading provider of renewable energy project finance globally and continued to help its customers in their green transition, including, for example, financing of fully electric vehicles and offering new features and products. The bank has mobilized €78.7 billion between 2019 and September 2022 in green finance and has a target to mobilize €220 billion by 2030. Furthermore, Santander has set three new interim goals to decarbonize its portfolios by 2030, added to those the group had already announced in 2021: -29% absolute emissions financed in the energy sector; -33% emissions intensity in aviation sector, and -32% emissions intensity in the steel sector. Santander also continued to strengthen its financial inclusion and empowerment proposition. It has financially empowered more than nine million people since 2019, heading towards its 10 million target by 2025, and granted €677 million in loans through microfinance programmes to 1.1 million micro-entrepreneurs in eight countries during 2022. Santander was named Best Global Bank for Financial Inclusion by Euromoney, highlighting its programmes in South America and Mexico, and Best Bank for Corporate Responsibility in Central and Eastern Europe for its support to refugees following the Russian invasion in Ukraine, as the bank has also been active in supporting the response to the humanitarian crisis. Market summary (9M 2022 vs 9M 2021) To better reflect the local performance of each market, the year-on-year percentage changes provided below are presented in constant euros unless stated otherwise. Variations in current euros are available in the financial report. The group’s geographic and business diversification continues to support consistent, profitable growth, with Europe contributing 32% of underlying profit, South America 32%, North America 26%, and Digital Consumer Bank 10%. The group’s global businesses, Santander CIB and Wealth Management & Insurance, also continued to deliver solid growth. Europe. Underlying attributable profit in the first nine months of 2022 was €2,837 million, 32% higher than in the same period of 2021, supported by growth in net interest income, continued efficiency improvement and better cost of risk. The bank continued to accelerate its business transformation to achieve superior growth and a more efficient operating model, while supporting more customers in more ways, as loans grew 5% and the number of digital customers increased by 8% to 17 million. 2 The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

In Spain, underlying attributable profit for the first nine months of 2022 amounted to €1,104 million, up 99%, due to lower provisions (-27%) and costs (-2%). The consistent improvement in the bank's risk profile resulted in a stable NPL ratio (3.69% after falling 118 basis points), as a result, the cost of risk stood at 0.71%. Total income rose 3%, backed by net fee income (+6%), with growth in both retail banking and CIB. The bank delivered net customer growth in every month, increasing its customer base by more than half a million year-to-date. Loans grew 7%, mainly due to growth in individuals and private banking segments. Mortgage lending slowed due to the rise in interest rates, while deposits grew 13%.

Mn customers and € bn volumes YoY % changes in constant euros	Customers	Loans	Deposits
Europe	46.8 +1%	590 +5%	622 +7%
North America	25.7 +4%	165 +9%	134 +3%
South America	67.4 +10%	159 +13%	130 +6%
DCB Digital Consumer Bank	19.5 +2%	121 +6%	57 +6%
Group	+5%	+7%	+6%

Contribution to Group's underlying profit		Underlying attributable profit (€ mn)	RoTE[1]
32%	Europe	2,837 +32%	12.5% +2.9 pp
26%	North America	2,271 -9%	21.8% -2.6 pp
32%	South America	2,884 +6%	26.6% +0.6 pp
10%	Digital Consumer Bank	908 +11%	13.4% +1.3 pp

-YoY changes in constant euros.
-Contribution as a % of operating areas, excluding the Corporate Centre.
(1) Adjusted RoTEs: adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 9.1% for Europe, 11.5% for North America, 20.0% for South America and 12.7% for DCB.

In the UK, underlying attributable profit in the nine months of 2022 was stable at €1,138 million. Total income was up 10% driven by strong net interest income growth of 12% benefitting from higher interest rates and a resilient mortgage market. Operating expenses grew slightly driven by transformation spend and inflationary pressures, however, in real terms, underlying costs decreased 6% reflecting the savings generated from the bank's transformation programme. Loans grew 4% supported by an increase of GBP 28.2 billion in gross new mortgage lending. Cost of risk remained very low.

North America. Underlying profit in North America reached €2,271 million, up 2% in current euros. In constant euros, profit was down 9% as growth in net interest income was offset by loan-loss provision normalization and lower lease income in the US, primarily due to an increase in the share of lease-end vehicles repurchased at the dealership. Loans grew 9% and digital customers increased 8%. Across the region the group continued to leverage local strengths and capabilities in Mexico and the US, while capitalizing on the group's scale and connectivity.

In the US, underlying profit was €1,489 million, down 24% after an exceptional year in 2021. Overall, Santander US exhibited strong profitability for the first nine months of 2022 supported by the progress of strategic initiatives, including a focus on capital allocation towards more profitable segments and continued disciplined capital management. Loans grew 8% led by CIB, commercial real estate and auto, while deposits increased 6%.

In Mexico, underlying profit in the period was €874 million, up 33%. Total income grew 12% supported by higher volumes and rising interest rates. The bank gained market share in individual loans and saw positive net fee income

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

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Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 6 performance (+20%) from payment methods, insurance, and mutual funds. Lower loan-loss provisions also improved profitability. Loans grew 13% supported by individuals and corporate loans. South America. Underlying profit in South America increased 6% (+17% in current euros) to €2,884 million, driven by good growth in net interest income (+8%) and net fee income (+11%). The bank maintained its strategy to strengthen connectivity and share best practices across countries, capturing new business opportunities. As a result, loans were up 13%, with double-digit growth in all countries, while deposits grew by 6%. The number of digital customers increased 8% to 25.4 million. Most markets recorded strong profit growth, including Chile (+23%) and Argentina (+66%). In Brazil, underlying profit was €2,027 million, down 1% (+15% in current euros), as a 1% fall net interest income was only partially offset by 2% growth in fee income. Compared with the second quarter, provisions decreased by 1%. Loans grew 10% and customer deposits increased 6%. The bank continued to transform its investment platform, with a new advisory model which incorporated 350 advisors and will reach 1,300 by June 2023. In Toro, the digital investment platform, the number of customers continued to grow and exceeded one million. In auto, the bank remained market leader, with a 23% market share in individuals. Digital Consumer Bank. Santander’s Digital Consumer Bank achieved an underlying profit of €908 million, up 11%, thanks to revenue growth (+2%), in part due to greater leasing activity, and lower provisions. New lending in the period grew by 10% despite a challenging environment. The bank gained market share in new and used cars in most geographies. The largest markets by profit contribution were Germany (€295 million), the Nordic countries (€182 million), the UK (€181 million) and France (€123 million). Openbank, the largest 100% digital bank in Europe by deposits, increased its loan portfolio by 42%. The business is currently active in Spain, the Netherlands, Germany, Portugal and Argentina, with plans to expand across Europe and the Americas. The secondary segments3, which include the global businesses Santander CIB, Wealth Management & Insurance and PagoNxt, had another solid quarter. Santander CIB achieved an underlying profit of €2,364 million (+36%), backed by double-digit growth across core businesses, notably global transaction banking and global debt financing. Santander CIB continued to make headway in the execution of its strategy to transform the business and become the clients' strategic advisor of choice, via specialized high value-added products and services, focusing on ESG and the digital transformation. The group participated in several significant renewable energy transactions and reinforced its capabilities with the acquisition of 80% of WayCarbon, a leading Brazil-based ESG consultancy firm, in April, and continued to accelerate growth in the US focusing on the integration of broker-dealer Amherst Pierpont Securities. Wealth Management & Insurance. The group’s private banking, asset management and insurance businesses also delivered a strong set of results. The total contribution to the group (net profit and total generated fees net of taxes) was €1,997 million, up 6%. Total income increased 7% due to higher revenue as a result of improved margins and net fee income. PagoNxt, which brings together all of Santander’s most innovative payments businesses and aims to achieve a global leadership position, increased total income by 75% to €655 million, driven by the increase in business activity and 3 More information in the financial report, available at santander.com.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 7 volumes across regions, especially in our Merchant (Getnet) and Trade businesses (Ebury). This revenue growth puts PagoNxt on track to achieve its 50% revenue growth target for 2022. About Banco Santander Banco Santander is one of the largest banks in the world. Its market capitalization at the end of the first nine months of 2022 was over €40 billion. It has firm roots in ten core markets in Europe and the Americas with nearly 4 million shareholders and 203,000 employees who serve 159 million customers.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 8 Key consolidated data (from financial report)

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 9

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 10 Important information Non-IFRS and alternative performance measures This document contains, in addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from the Banco Santander Group; however those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2 of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2021. Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on 1 March 2022, as updated by the Form 6-K filed with the SEC on 8 April 2022 in order to reflect our new organizational and reporting structure, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (“Santander”) Q3 2022 Financial Report, published as Inside Information on 26 October 2022. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this document, are non-IFRS measures. This document also contains statements on emissions and other climate-related performance data, statistics, metrics and/or targets (the “ESG Data”). The ESG Data are not financial data and are non-IFRS data. Such ESG Data are non-audited estimates, continue to evolve and may be based on assumptions believed to be reasonable at the time of preparation, but should not be considered guarantees. The ESG Data is for informational purposes only, is not intended to be comprehensive and does not constitute investment, legal or tax advice. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Forward-looking statements Santander advises that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. Found throughout this document, they include (but are not limited to) statements on our future business development, performance, shareholder remuneration policy and ESG Data. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The following important factors, in addition to other factors discussed elsewhere in this document and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC, as well as other unknown or unpredictable factors, could affect our future development and results and could cause materially different outcomes from those anticipated, expected, projected or assumed in forward-looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in the capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; energy prices; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy); (2) climate- related conditions, regulations, targets and weather events; (3) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (4) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; (5) political stability in Spain, the United Kingdom, other European countries, Latin America and the United States; (6) changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the United Kingdom exit from the European Union and increased regulation in response to financial crises; (7) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (8) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire Santander, the Banco Santander Group or significant subsidiaries. Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 11 performance, including expectations regarding future execution of Santander’s and third-parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. No offer The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this document. No investment activity should be undertaken on the basis of the information contained in this document. In making this document available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this document nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this document is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Historical performance is not indicative of future results Statements about historical performance must not be construed to indicate that future performance, share price or results (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this document should be taken as a profit forecast. Third Party Information In this document, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this document. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    26 October 2022 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer